No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF
THE INVESTMENT COMPANY ACT OF 1940 (the “ACT”)
GRANTING AN EXEMPTION FROM SECTION12(d)(3) OF THE ACT

HARRIS & HARRIS GROUP, INC.
H&H VENTURES MANAGEMENT, INC.
1450 Broadway
24th Floor
New York, New York 10018
(212) 582-0900

All Communications, Notices and Orders to:

Sandra M. Forman, Esq.
General Counsel and Chief Compliance Officer
Harris & Harris Group, Inc.
1450 Broadway
24th Floor
New York, New York 10018
(212) 582-0900

Copies to:
Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004

January 11, 2012

TABLE OF CONTENTS

			Page
I.	INTRODUCTION		1
II.	THE COMPANY		2
	A.	Organization	2
	B.	Business Overview	3
	C.	Increasing Assets Under Management	4
	D.	Tax Status	7
III.	H&H VENTURES		8
IV.	RELATIONSHIP BETWEEN THE COMPANY AND H&H VENTURES		8
V.	REASONS FOR REQUEST		9
	A.	The Company’s Shareholders will Benefit from the Ownership of H&H Ventures	9
	B.	H&H Ventures’ Registration as an Investment Adviser Does Not Increase Its Risk Profile Nor Does it Change the Fact that H&H Ventures’ Business Model Will Be Strategically Aligned with the Company’s Venture Capital Investment Activities	10
VI.	DISCUSSION OF AUTHORITY		11
	A.	Section 12(d)(3)	11
	B.	Ownership of H&H Ventures is Consistent with the Purposes Fairly Intended by the 1940 Act’s Policies and Provisions	13
	C.	The Commission Has Previously Granted Relief to Permit Registered Investment Companies to Own Significant Interests in Registered Investment Advisers	20
	D.	Ownership of Partners is Consistent With the Protection of Investors	21
	E.	Allowing the Company to Continue to Own H&H Ventures is Appropriate in the Public Interest	22
	F.	Conclusion	24
VII.	CONDITIONS		24
VIII.	AUTHORIZATION		24
Exhibit A			A-1
Exhibit B			B-1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of:	)
	)	APPLICATION FOR AN ORDER
HARRIS & HARRIS GROUP, INC. AND H&H VENTURES MANAGEMENT, INC.	) ) )	PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION
1450 Broadway, 24th Floor	)	FROM THE PROVISIONS OF SECTION
New York, NY 10018)		12(d)(3) OF THE INVESTMENT
(212) 582-0900)		COMPANY ACT OF 1940
)
File No. 812-)
Investment Company Act of 1940)

I.	INTRODUCTION

Harris & Harris Group, Inc. (the “Company”), a New York corporation operating as an internally managed, closed-end investment company that has elected to be regulated as a business development company (“BDC”)1 under Section 54(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), and H&H Ventures Management, Inc., formerly Harris & Harris Enterprises, Inc. (“H&H Ventures”), a wholly owned subsidiary of the Company, hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act2 granting an exemption from the provisions of Section 12(d)(3), to the extent necessary, to permit the Company to continue to hold its equity interest in H&H Ventures when H&H Ventures is required to register as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

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1 Section 2(a)(48) of the 1940 Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act, makes available significant managerial assistance with respect to the issuers of such securities and has elected to be subject to the provisions of Sections 55 through 65 of the 1940 Act.
2 Unless otherwise indicated, all section and rule references herein are to the 1940 Act or the rules adopted thereunder.

As more fully described herein, H&H Ventures will be required to register as an investment adviser with the Commission under the Advisers Act as a result of the elimination of the “private adviser” exemption from registration thereunder in accordance with the Private Fund Investment Advisers Registration Act of 2010 (the “2010 Act”).  H&H Ventures plans to  enter into an investment advisory agreement (the “Advisory Agreement”) under which it will serve as an investment adviser to one or more private venture capital funds in order to preserve the Company’s status as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

The Company will comply with the terms and conditions in this Application, including that the Company will continue to own, directly or indirectly, more than 50 percent of H&H Ventures.  The Company believes the requested relief is in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  As discussed in greater detail below, the Commission has granted relief similar to that being requested herein to Baker, Fentress & Company, PMC Capital Inc., Broad Street Investing Corporation and General American Investors Company, Inc.

II.	THE COMPANY

A.	Organization

The Company was incorporated under the laws of the state of New York in August 1981.  In 1983, the Company completed an initial public offering and acquired a controlling interest in Otisville BioTech, Inc. (“Otisville”), which also completed an initial public offering later that year.  In 1984, Charles E. Harris purchased a controlling interest in the Company and became the control person in Otisville.  The Company subsequently divested its other assets and became a financial services company.

By 1988, the Company operated two insurance brokerages and a trust company as wholly owned subsidiaries.  In 1992, the Company sold its insurance brokerage and trust company subsidiaries to their respective managements and registered as an investment company under the 1940 Act, commencing operations as a closed-end, non-diversified investment company.  In 1995, the Company elected to become a BDC subject to the provisions of Sections 55 through 65 of the Act, and has not withdrawn that election.  The Company has qualified and elected to be treated as a RIC under the Code and currently intends to continue to qualify as a RIC in the future.  Shares of the Company’s common stock are traded on the Nasdaq Global Market under the symbol "TINY."  As of September 30, 2011, there were 31,001,601 shares of the Company’s common stock outstanding.

The Company and H&H Ventures are overseen by the Company’s ten-member Board of Directors (the “Board”), of whom eight are not considered “interested persons” (the “non-interested directors”) and two are considered interested persons (the “interested directors”) of the Company within the meaning of Section 2(a)(19).  In addition, the members of the Company’s and H&H Ventures’ management teams are generally the same individuals.

B.	Business Overview

The Company is an internally managed venture capital company specializing in nanotechnology and microsystems.  It is headquartered in New York City and has an additional office in Palo Alto, California.  Since 2001, the Company has made initial venture capital investments exclusively in nanotechnology and microsystems, which it sometimes refers to as “tiny technology.”  The Company considers a company to be a tiny technology company if the company employs or intends to employ technology that the Company considers to be at the microscale or smaller and if the employment of that technology is material to its business plan.  The Company's entire portfolio now consists of investments exclusively in companies commercializing and integrating products enabled by nanotechnology or microsystems.  As of September 30, 2011, the Company had investments in 31 portfolio companies.

The Company’s principal objective is to achieve long-term capital appreciation by making equity-focused venture capital investments.  Therefore, a significant portion of its current venture capital investment portfolio provides little or no income in the form of dividends or interest.  Instead, the Company seeks to grow net asset value per share (“NAV”) by exiting its venture capital portfolio company investments through acquisitions and initial public offerings (“IPOs”).  Current income from venture debt investments is a secondary objective.

C.	Increasing Assets Under Management

The Company seeks to increase NAV by increasing returns from the exits of its venture capital portfolio company investments through acquisitions and IPOs and by lowering its expenses.  The Company believes that it is capital constrained in its investments in individual companies.  This results from the Company’s need for diversification and its need to have additional capital for future rounds of investment, particularly in the current capital market environment.  The Company is also limited in the amount of investment in each portfolio company it can make owing to its status as a RIC under the Code.  In order to increase its investment returns, thereby increasing NAV, the Company plans to increase assets under management and seeks to do this without raising capital in the public markets through the issuance of additional shares or debtentures, which, under present circumstances, could dilute existing shareholders.

The Company believes it would be advantageous to put more capital to work in the current environment for several reasons.  First, investments in nanotechnology companies are capital intensive.  The industry clusters where nanotechnology is gaining the greatest traction – cleantech, electronics and healthcare – are all capital-intensive industries.  In some successful companies, the Company may need to invest $10 to $15 million over the lifetime of its investment in order to be successful.  The ability to invest this amount may help the Company increase its investment return on the best companies in its portfolio and protect its original investments from significant dilution.

Second, as a result of the lengthened time to exit and the dislocations in the venture capital sector at the present time, the Company believes it will need more capital for follow-on investments than previously expected.  Recently, a historically low number of companies have been successful bringing new investors into existing venture capital syndicates, as far fewer venture funds are seeking and/or able to make new investment opportunities than before the economic downturn.  Also, existing syndicates of investors in many venture capital-backed companies are struggling to assemble the necessary capital to continue funding these companies.  Some venture funds are out of capital or are under pressure from their limited partners to decrease capital calls and are not making follow-on investments.  This situation has led to venture financing terms that often heavily favor the later rounds of investments in a company, while substantially decreasing the value of previously invested capital.  Although these terms are favorable to those planning to invest, if one does not have the capital to invest in these later rounds, investment returns could decrease.

Third, the Company believes it needs to continue making new investments to remain a leader in investing in nanotechnology and microsystems.  Over the past nine years, the Company has become, in its view, a leader in investing in nanotechnology.  This position has provided the Company with access to better deal flow and high quality portfolio managers.  If the Company were required to stop or slow down its investment pace, it could lose access to what it believes to be the most attractive investment opportunities and may suffer a loss of its current portfolio managers and have a difficult time attracting quality replacements.  Additionally, because venture capital is asymmetric in its returns, meaning that the best deals return an outsized percentage of the returns to investors, missing an opportunity for one of these high-return investments could hurt the Company’s future potential investment returns.

In view of the foregoing, the Company plans to raise capital through the establishment of one or more private venture capital funds.  In connection with this strategy, (i) H&H Ventures, a wholly owned subsidiary of the Company, would employ most of the executive officers and other employees of the Company and (ii) the Company will enter into a support services agreement (the “Support Services Agreement”) with H&H Ventures.  The Support Services Agreement will require H&H Ventures to manage the day-to-day operational and investment activities of the Company.  H&H Ventures will generally incur all normal operating and administrative expenses, except those specifically required to be borne by the Company, which principally include costs that are specific to the Company’s status as a publicly traded entity.  The expenses paid by H&H Ventures include the cost of salaries and related benefits, rent, equipment and other administrative costs required for the Company’s day-to-day operations.

H&H Ventures will be reimbursed for its cash expenses associated with providing operational and investment management services to the Company and its consolidated subsidiaries.3  As part of the Support Services Agreement, the Company will make payments to cover all cash expenses incurred by H&H Ventures, less amounts H&H Ventures will receive for third-party management and advisory fees.  It is currently anticipated that the Company will receive some or all the carried interest payments directly from the private funds.

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3 The Company’s consolidated subsidiaries are H&H Ventures and Harris Partners I, L.P.

D.	Tax Status

The Company has made an election to be treated for tax purposes as a RIC, and currently intends to continue to be treated as a RIC in the future.  As a RIC, the Company generally will not pay corporate-level federal income taxes on any net ordinary income or realized net capital gains that it distributes to its shareholders as dividends.  To maintain its RIC status, the Company must meet specified source-of-income and asset diversification requirements and distribute annually at least 90 percent of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any.  The Company will satisfy the source-of-income test for purposes of qualifying as a RIC if it derives in each taxable year at least 90 percent of its gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to its business of investing in such stock or securities (income from such sources is referred to herein as “Good RIC Income”).  Importantly, investment management fee income received in connection with the provision of investment advisory services does not constitute Good RIC Income.  Therefore, in order for the Company to maintain its RIC status and also increase assets under management without diluting shareholders by selling shares or debentures in the public market, the Company believes that it is in the best interests of the Company and its shareholders that any private funds enter into investment advisory agreements with H&H Ventures, which has elected to be treated as a taxable entity and is taxed at corporate tax rates based on its taxable income, if any.  The Company believes that the utilization of H&H Ventures as a tax “blocker” entity in such a manner is a lawful method of tax planning under the Code, particularly given the fact that H&H Ventures will be taxed at corporate tax rates based on the income derived therefrom.

III.	H&H VENTURES

H&H Ventures was organized as a corporation under the laws of the state of Delaware on April 15, 1998.4  It is wholly owned by the Company.  H&H Ventures’ management team will be substantially similar to the management team of the Company.  Prior to commencing operations as an investment advisor, its board of directors will be comprised of some or all of the members of the Company’s Board.  Its purpose is to provide day-to-day operational management and investment advice to investment funds established by the Company.

IV.	RELATIONSHIP BETWEEN THE COMPANY AND H&H VENTURES

Because the Company is the sole equity owner of H&H Ventures, the management team of H&H Ventures will be substantially similar to the management team of the Company, and the Board of Directors of H&H Ventures will be comprised of some or all of the members of the Company’s Board of Directors, the Company believes that ultimately the interests of the two companies are generally aligned and that the likelihood of conflicts of interest arising is low.  However, the Company and H&H Ventures are focused on ensuring that any potential conflicts of interest are identified and addressed.  For example, conflicts could potentially arise as a result of transactions between the Company and private funds that will be managed by H&H Ventures, (the “Funds”) (such as the purchase and sale of assets).  In order to ensure that such transactions are fair to the third-party investors in those Funds and the Company’s shareholders, independent reviewers will be in place.5  Specifically, each of the Funds will have a mechanism for review of certain affiliate transactions, generally consisting of the approval of an individual otherwise unaffiliated with the Funds, H&H Ventures and the Company who is engaged by the Fund solely for the purpose of reviewing certain affiliate transactions.  When a Fund acquires an asset from, or sells an asset to, the Company or another affiliate, such individual reviews the transaction to determine that it is in compliance with the standards set forth in such Fund’s governing documents.  Additionally, the Company and the Funds will only enter into similar transactions simultaneously.  Applicants acknowledge that to the extent there could be a conflict if personnel of H&H Ventures are incentivized based on the performance of the Funds, the Board of Directors of the Company believes the proposed structure is still preferable for the Company’s shareholders.  Currently, the Company’s shares of common stock are trading below NAV, so any raise of capital to the Company would be dilutive to shareholders.  Further, shareholders with whom management has spoken have expressed that they do not believe this dilution would be in the best interest of shareholders.  Accordingly, increasing assets under management through raising capital for managing private funds may be the only way to grow the Company and improve investment returns over time for shareholders.

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4 On January 9, 2012, the name of Harris & Harris Enterprises, Inc. was changed to H&H Ventures Management, Inc.
5 Applicants note that no Section 57 issue is raised by such transactions because the funds that would enter into those transactions with the Company are all “downstream” affiliates of the Company.   See Rule 57b-1.

V.	REASONS FOR REQUEST

A.	The Company’s Shareholders will Benefit from the Ownership of H&H Ventures

H&H Ventures’ registration as an investment adviser would permit the Company to enter into an investment advisory agreement through its wholly owned taxable subsidiary, thereby protecting the Company’s RIC status while ensuring that the Company is able to grow its assets through an investment advisory relationship with private funds that will inure to the benefit of the Company and its shareholders.  If the Company were permitted to enter into an investment advisory agreement through H&H Ventures, the taxation of H&H Ventures as a corporate entity would effectively “block” the receipt of investment management income thereunder, which is not Good RIC Income, by the Company.  This structure would permit the Company and its shareholders to benefit from the management fees associated with the investment advisory relationship with private funds without the corresponding risk to the Company’s RIC status.

H&H Ventures will be required to register as an investment adviser under the Advisers Act as a result of the elimination of the “private adviser” exemption from registration thereunder in accordance with the 2010 Act.  If the relief requested hereunder is not granted, H&H Ventures will not be able to manage third-party assets.  That result would be detrimental to the Company and its shareholders as it would deprive the Company’s shareholders of the benefits of the potential income to the Company and/or reduction of expenses from H&H Ventures’ engagement in asset management activities.  Additionally, the Company may not be able to increase its investment returns for shareholders if the Company is not able to increase its funds under management that are available for investment.

B.
H&H Ventures’ Registration as an Investment Adviser Does Not Increase Its Risk Profile Nor Does it Change the Fact that H&H Ventures’  Business Model Will Be Strategically Aligned with the Company’s Venture Capital Investment Activities

The Company believes that the risk profile of H&H Ventures would not be adversely affected by its registration as an investment adviser.  In fact, the Company believes that, if anything, the opposite is true.  It expects that the Company's shareholders will benefit from the fact that H&H Ventures, like the Company, will be extensively regulated by the Commission following its registration.  The Company, as a BDC, is subject to the regulatory rigors of the 1940 Act and the Securities Exchange Act of 1934, and H&H Ventures, as a registered investment adviser, will be required to comply with the Advisers Act.  In that regard, among other things, H&H Ventures will be subject to the requirement to maintain formal compliance policies and procedures related to its operations, including appointing a chief compliance officer, which are designed to ensure that management of H&H Ventures is conducted in the best interests of the private funds, as well as the Company (as the equity owner of H&H Ventures) and the shareholders of the Company.

In addition, registration will not alter the fact that H&H Ventures, as an investment adviser to the private funds, and the Company will be engaged in complementary or identical venture capital investment businesses that are strategically aligned.

VI.	DISCUSSION OF AUTHORITY

A.	Section 12(d)(3)

Section 12(d)(3) provides that:

[i]t shall be unlawful for any registered investment company and any company or companies controlled by such registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who is a broker, a dealer, is engaged in the business of underwriting, or is either an investment adviser of an investment company or an investment adviser registered under title II of this Act, unless (A) such person is a corporation all the outstanding securities of which … are, or after such acquisition will be, owned by one or more registered investment companies; and (B) such person is primarily engaged in the business of underwriting and distributing securities issued by other persons, selling securities to customers, or any one or more of such or related activities, and the gross income of such person normally is derived principally from such business or related activities. Section 60 provides that Section 12 shall apply to a BDC to the same extent as if it were a registered closed-end investment company.

The Company currently owns 100 percent of the equity interests in H&H Ventures.  However, it is not expected that H&H Ventures would also be a broker-dealer that is primarily engaged in the business of underwriting and distributing securities issued by other persons.6  As noted in a recent no-action letter,7 the legislative history of Section 12(d)(3) supports the interpretation of the phrase “related activities” in Section 12(d)(3)(B) to include advisory services, which, if included, would permit a closed-end registered investment company and, therefore, a BDC, to own interests and invest additional capital in a registered investment adviser.  The ownership of H&H Ventures, at such point it becomes necessary for it to register as an investment adviser and if “related activities” is not interpreted to include advisory services, would thus cause the Company to be in violation of the provisions of Section 12(d)(3) unless the requested Order is issued.

Rule 12d3-1 provides certain limited relief from the restrictions of Section 12(d)(3). In relevant part, Rule 12d3-1 provides that:

(a)           Notwithstanding section 12(d)(3) of the Act, a registered investment company, or any company or companies controlled by such registered investment company (“acquiring company”) may acquire any security issued by any person that, in its most recent fiscal year, derived 15 percent or less of its gross revenues from securities related activities unless the acquiring company would control such person after the acquisition.

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6 While neither the Commission nor its staff has ever identified the threshold level of activity an entity must meet to be “primarily engaged” in the business of underwriting and distributing securities issued by other persons, the Commission in the investment company status context has taken the position that “primarily engaged” means that the entity devotes at least 55 percent of its assets to a business and it derives at least 55 percent of its income from that business. See, e.g., Exemption from the Investment Company Act of 1940 for the Offer and Sale of Securities by Foreign Banks and Foreign Insurance Companies and Related Entities, Investment Company Act Release No. 17682 (Aug. 17, 1990) at fn. [31] (“In various contexts, the term ‘primarily engaged’ in a business has been taken to mean that at least 55 percent of a company’s assets are employed in, and 55 percent of a company’s income is derived from, that business.”).

7 ASA Limited, SEC No-Action (pub. avail. July 23, 2010).

(b)           Notwithstanding section 12(d)(3) of the Act, an acquiring company may acquire any security issued by a person that, in its most recent fiscal year, derived more than 15 percent of its gross revenues from securities related activities, provided that:

(1)            Immediately after the acquisition of any equity security, the acquiring company owns not more than five percent of the outstanding securities of that class of the issuer’s equity securities;

Since the Company expects that a significant portion of H&H Ventures’ gross revenues will be derived from “securities related activities” as defined in Rule 12d3-1, and since the Company will own a majority of the outstanding securities of H&H Ventures, an exemption pursuant to Rule 12d3-1(a) or (b) from the provisions of Section 12(d)(3) does not appear to be applicable.

As more fully set forth below, the Company believes that continuing to hold H&H Ventures is consistent with the purposes of the 1940 Act, including the protection of investors, and is appropriate in the public interest.  In addition, the Commission has previously granted similar exemptive relief to registered closed-end investment management companies to allow those companies to establish wholly owned registered investment adviser subsidiaries.8

B.	Ownership of H&H Ventures is Consistent with the Purposes Fairly Intended by the 1940 Act’s Policies and Provisions

The Company’s ownership and control of H&H Ventures does not present the concerns against which Section 12(d)(3) was intended to safeguard, namely the entrepreneurial risks of securities-related businesses and conflicts of interest and reciprocal practices.  Legislative history suggests that the prohibitions set forth within Section 12(d)(3) were intended, in part, to protect investment companies from making what were considered at the time to be risky investments.9

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8 See Broadstreet Investing Corporation, National Investors Corporation, Tri-Continental Corporation, Union Capital Fund, Inc. and Whitehall Fund, Inc., Investment Company Act Release Nos. 7071 (notice) and 7177 (order); General American Investors Company, Inc., Investment Company Act Release Nos. 11345 (Sept. 10, 1980) (notice) and 11396 (Oct. 10, 1980) (order) (by the Commission); PMC Capital, Inc., Investment Company Act Release Nos. 19823 (Oct. 29, 1993) (notice) and 19895 (Nov. 23, 1993) (order) (pursuant to delegated authority); and Baker, Fentress & Company, Investment Company Act Release Nos. 21890 (April 15, 1996) (notice) and 21949 (May 10, 1990) (order) (pursuant to delegated authority).
9 See In the Matter of Pacific Coast Mortgage Company, 22 S.E.C. 829, at p. 832 (May 23, 1946) (“Manifestly, the rational of Section 12(d)(3) which is obviously intended to prevent operating investment companies from engaging in diverse financial activities in conjunction with persons other than investment companies.”)

Specifically, the limitations imposed by Section 12(d)(3) were intended to limit the risk of a registered investment company’s exposure to the “‘entrepreneurial risks,’ or general liabilities, that are peculiar to securities related businesses.”10   Much of this concern stemmed from the fact that, in 1940, when Section 12(d)(3) was adopted, most securities-related businesses were organized as privately held general partnerships.11   As a result, an investment in such a company would expose an investment company to the unlimited liabilities of a general partner.

While the nascent securities-related business sector of the financial services industry of the 1930s may have been populated by companies that were viewed as risky investments because they were organized as private partnerships,12 today’s financial services industry is subject to a much more robust body of regulation, which contributes to a more conservative risk profile for those companies that comprise the industry.  Moreover, the risks presented by the form of organization of a securities-related business are no longer as germane as they were at the time of the adoption of Section 12(d)(3) because many formerly closely-held securities-related businesses have reorganized into corporate forms that are characterized by limited liability in an effort to raise capital through the public capital markets.  Based on data collected from the Investment Adviser Registration Depository (“IARD”) as of April 18, 2010, the vast majority (90.52 percent) of investment advisory firms were organized as either corporations or limited liability companies compared to a mere 3.23 percent of registered investment advisers that were organized as general partnerships.13

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10 See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities-Related Businesses, Investment Company Act Release No. 19716 at 6 (Sept. 16, 1993). See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).
11 See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).
12 See Exemption for Acquisition by Registered Investment Companies of Securities Issued by Persons Engaged Directly or Indirectly in Securities Related Businesses, Investment Company Act Release No. 13725, 49 Fed. Reg. 2912 (Jan. 24, 1984) (according to the release, in 1940 most securities-related businesses were organized as private partnerships and, thus, exposed investment company shareholders to the entrepreneurial risks associated with general partnership interests in those securities related businesses).
13 Evolution-Revolution: A Profile of the Investment Adviser Profession (2010) (45.71 percent of all registered investment advisers were organized as corporations and 44.81 percent were organized as limited liability companies).

The Company’s shareholders are not exposed to the risk of unlimited liability associated with an interest in H&H Ventures because they are insulated by a layer of liability protection between H&H Ventures and the Company as H&H Ventures is organized as a separate entity and is structured as a corporation, not a partnership.  Therefore, the concerns behind Section 12(d)(3) of protecting investment companies from making what were considered at the time to be risky investments is not present in the case at hand given the layer of liability protection between H&H Ventures and the Company.

Further, as a registered investment adviser under the Advisers Act, H&H Ventures will maintain formal policies and procedures related to its operations, including appointment a chief compliance officer, which are designed to ensure that management of H&H Ventures is conducted in the best interests of any private funds, as well as the Company (as the direct equity owners of H&H Ventures) and the shareholders of the Company.

Section 12(d)(3) was also intended to prevent potential conflicts of interest and reciprocal practices between investment companies and securities related businesses that might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers.14  As with the 1940 Act in general, Section 12(d)(3) was an attempt by the Commission to prevent situations in which brokers, securities dealers and other financial intermediaries were in a position to dominate investment companies.  The Commission provided examples of such situations in the Report on the Study of Investment Trusts and Investment Companies (the “Investment Trust Study”).15

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14 15 U.S.C. § 80a-1(b)(2) (1940).
15 H.R. Doc. No. 707, 75th Cong., 3d Sess. (1938)

For example, the Commission was concerned that investment company sponsors, such as investment banks, were using affiliated investment companies as a receptacle for illiquid and distressed securities.16  It was also concerned that investment banks were using the investment companies to acquire securities that were subject to the investment banks’ underwriting endeavors in an effort to increase the banks’ underwriting capacity.17  Another problematic practice that is sometimes discussed in conjunction with the concerns Section 12(d)(3) was intended to address what is commonly referred to as “propping.” Propping occurred where a securities related business was in a position to exercise control and influence over an investment company and took advantage of this position to advance its own pecuniary interests by forcing the investment company to purchase or otherwise acquire the outstanding securities of the affiliated securities related business, regardless of the value to the investment company, in an effort to “prop” up the value of the affiliate’s stock.  As discussed in the Investment Trust Study, bank sponsored investment companies were particularly susceptible to propping.18 Propping and overreaching should not be a concern in the case of an adviser that is a downstream affiliate of a BDC.  As a downstream affiliate, H&H Ventures would, as a registered investment adviser, remain but a single component of a much larger organization, and would not be in a position to exercise control or influence over the Company.

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16 Id. part I, at 76-77.
17 Id.
18 Id. part III, at 131 (“Following the market crash of October of 1929, the funds of the Chatham Phenix Allied Corporation were utilized to support the market price of the stock of Chatham Phoenix National Bank & Trust Company.”).

Further, the Company currently owns 100 percent of the voting interests in H&H Ventures and, if the requested relief is granted, will maintain its ownership and in no event less than a majority ownership of the voting securities in H&H Ventures for so long as it is one of the Company's portfolio companies in order to continue to exercise oversight for the strategic direction of H&H Ventures, including the power to control the policies that affect the Company and to protect the Company from potential conflicts of interest and reciprocal practices.

As a condition to the Company’s requested relief, the Company will not dispose of any voting securities of H&H Ventures if, as a result, the Company would own, directly or indirectly, 50 percent or less of the outstanding voting securities of H&H Ventures unless the Company disposes of 100 percent of its voting securities in H&H Ventures to prevent the Company from becoming a minority equity holder of H&H Ventures.

On several occasions, the Commission has recognized that some of the concerns that apparently led to the adoption of Section 12(d)(3) are no longer relevant due to the development and advancement of the securities industry.  On each of these occasions, the Commission determined that the restrictions imposed by Section 12(d)(3) were overly restrictive and warranted certain exemptive relief.

As early as 1964, however, the Commission recognized that the operation of Section 12(d)(3) was counterproductive under certain circumstances and unduly limited the investment options of investment companies.19  As operating companies and other non-securities related businesses acquired securities firms with more regularity in the early 1960s, it became clear that the literal application of Section 12(d)(3) was harming investment companies and denying their shareholders investment opportunities by preventing them from investing in large operating companies such as General Electric, Sears, Roebuck, and General Motors, which owned or controlled financial intermediaries such as broker-dealers, investment advisers, underwriters, and insurance companies.20

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19 See Adoption of Rule 12d-1 to Provide Conditional Exemption of Certain Purchases or Acquisitions of Securities from the Prohibitions of Section 12(d)(3) of the Investment Company Act of 1940, Investment Company Act Release No. 4044 (Sept. 4, 1964) (hereinafter “Release 4044”).
20 See id.

In 1964, the Commission adopted Rule 12d-1, which is now Rule 12d3-1, exempting certain acquisitions from the provisions of Section 12(d)(3).21 The Commission later substantively amended Rule 12d3-1 in 1984 22 and 1993.23

Continuing to own H&H Ventures as a portfolio company of the Company is consistent with the general intent behind the adoption of Rule 12d3-1. When Rule 12d3-1 was adopted in its original form in 1964, the Commission noted that "[i]t appears to the Commission that under certain circumstances the provisions of Section 12(d)(3) operate to reduce the range of securities that investment companies may select for and hold in their portfolios."24  The Commission further noted that "[i]t appears to the Commission that where the conditions set forth in the Rule are satisfied it is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to permit registered investment companies to acquire and hold such investment interests."25

Thus, in adopting Rule 12d3-1, the Commission was attempting to reduce the restrictions on investment company investments in companies engaged in securities related activities as long as such reductions did not come at the expense of investor protection.  As is noted above, Section 12(d)(3) was intended to protect investors, in part, by limiting entrepreneurial risks and by preventing potential conflicts of interest and reciprocal practices between investment companies and securities-related businesses.

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21 See Release 4044, supra note 18.
22 See Exemption of Acquisitions by Registered Investment Companies of Securities Issued by Persons Engaged Directly or Indirectly in Securities Related Businesses, Investment Company Act Release No. 14036 (July 13, 1984).
23 See Investment Company Act Release No. 19716, supra note 9.
24 See Release 4044, supra note 18.
25 See Release 4044, supra note 18.

In the present case, because H&H Ventures is a downstream affiliate of the Company, the ownership of H&H Ventures by the Company does not involve prohibited affiliated transactions because of Rule 57b-1, which exempts from the provisions of Section 57(a) downstream affiliates of BDCs.  In adopting Rule 57b-1, the Commission acknowledged that it was the intent of Congress that a statutory exemption be provided for a BDC's transactions with non-controlled and controlled downstream affiliates.

It is the Company's belief that an exemption from Section 12(d)(3) is warranted under these facts, where the Company's ownership of H&H Ventures does not present the types of risk that were behind the adoption of Section 12(d)(3).  An exemption will permit the Company to continue to realize the increase in the value of increasing assets under management and to continue to derive strategic benefits from such platform.  Such exemption is also both consistent with the purposes fairly intended by the 1940 Act's policies and provisions and advances the primary purpose behind the legislation that created BDCs—namely, "to raise funds from both public and private sources and remove unnecessary statutory impediments to their entrepreneurial activities ...; [and to] encourage increased cooperation ... to promote capital formation."26

Further, as previously noted, if the requested relief is not granted, the Company will be prevented from increasing assets under management without raising money in the capital markets, thereby diluting shareholders or to cease qualifying for RIC status.  Either outcome could result in economic harm to the Company and its shareholders.

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26 S. Rep. 96-958, 96th Cong., 2d. Sess. at 3 (1980).

C.	The Commission Has Previously Granted Relief to Permit Registered Investment Companies to Own Significant Interests in Registered Investment Advisers

The Commission has previously granted similar exemptive relief to permit registered investment companies to establish an investment adviser subsidiary.  For example, The Vanguard Group, Inc. ("TVGI") obtained exemptive relief to permit the Vanguard Funds to acquire and capitalize TVGI, which became a registered investment adviser in August 1976.27  In contrast to the relief requested by the Vanguard Funds, the facts presented in this Application pose a less complicated relationship between the Company and H&H Ventures that does not give rise to many of the concerns addressed in the requests for relief and subsequent orders issued to the Vanguard Funds. Such concerns largely stemmed from the fact that TVGI was and is responsible for providing advisory, administrative and distribution services to the Vanguard Funds.

Particularly relevant to this request is the fact that the Commission has previously granted similar relief to permit internally managed, registered closed-end investment companies, which are functionally and structurally similar to BDCs, to establish wholly-owned registered investment adviser subsidiaries.28  Importantly, all but one of these involved the use by registered closed-end investment companies of wholly-owned registered investment adviser subsidiaries to provide investment advisory services to third-parties, rather than the provision of such investment advisory services by the registered closed-end investment companies, in order to maintain the registered closed-end investment companies’ RIC status.  Additionally, all but two of the previous requests involved a situation in which the subsidiary would provide advisory services to the parent following the complete or partial externalization of the closed-end fund’s management function.  The request for relief set forth herein does not present the same potential for conflicts of interest and reciprocal practices between investment companies and the investment adviser subsidiaries that were addressed in the previous request for similar relief.

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27 See Investment Company Act Release Nos. 8644 (Jan. 17, 1975) (notice) and 8676 (Feb. 18, 1975) (order) (permitting the Vanguard Funds to acquire and capitalize TVGI, and internalize their corporate administrative functions); Investment Company Act Release Nos. 9616 (Jan. 19, 1977) (notice) and 9664 (Mar. 4, 1977) (order) (permitting the Funds to continue to acquire shares of TVGI after TVGI registered as an investment adviser).
28 See Broadstreet Investing Corporation, National Investors Corporation, Tri-Continental Corporation, Union Capital Fund, Inc. and Whitehall Fund, Inc., Investment Company Act Release Nos.7071 (notice) and 7177 (order); General American Investors Company, Inc., Investment Company Act Release Nos. 11345 (Sept. 10, 1980) (notice) and 11396 (Oct. 10, 1980) (order) (by the Commission); PMC Capital, Inc., Investment Company Act Release Nos. 19823 (Oct. 29, 1993) (notice) and 19895 (Nov. 23, 1993) (order) (pursuant to delegated authority); and Baker, Fentress & Company, Investment Company Act Release Nos. 21890 (April 15, 1996) (notice) and 21949 (May 10, 1990) (order) (pursuant to delegated authority).

In 1996, the Commission issued an order to Baker, Fentress & Company, et al. (“Baker Fentress”), a registered, internally managed closed-end fund and registered investment adviser, to permit it to purchase all of the stock of John A. Levin & Co., Inc. (“LEVCO”), a registered investment adviser.   Following the acquisition, the order further permitted LEVCO to, among other things, continue to operate and advise certain private investment companies structured as limited partnerships.  Baker Fentress sought to generate growth by increasing the assets under management, but was constrained by its RIC status and the requirement that 90 percent of its gross income constitute Good RIC Income.  Baker Fentress formed a wholly owned subsidiary to acquire LEVCO (with its established investment management business and its two wholly owned subsidiaries, one of which was a broker-dealer).  LEVCO was then merged into the wholly owned subsidiary and LEVCO’s registered investment adviser’s wholly owned subsidiaries became wholly owned subsidiaries of the newly formed Baker Fentress subsidiary, New LEVCO.

D.	Ownership of Partners is Consistent With the Protection of Investors

H&H Ventures is an integral aspect of the Company’s operations and will employ most of the Company’s executive officers and other employees.  Allowing the Company to continue to own H&H Ventures after it has registered as an adviser under the Advisers Act is not only consistent with the protection of investors, but it benefits the Company and its shareholders by ultimately increasing its gross revenues and net income in the manner noted above.  Moreover, if the relief requested is not granted, the Company and, thus, the Company’s shareholders, will likely suffer the harm of either losing the benefit of increasing assets under management or potentially losing the benefit of the Company’s RIC status.

H&H Ventures will also not subject the Company’s shareholders to additional risks.  In addition, as discussed previously, the Company is legally and structurally insulated from liability in connection with H&H Ventures’ business.  Therefore, from the perspective of the Company’s shareholders, the Company’s direct ownership of H&H Ventures should be viewed no differently than the Company’s investment in a portfolio company.

Lastly, continuing to hold H&H Ventures is not inconsistent with the protection of the Company’s shareholders.  The Company’s shareholders’ regulatory protections are in no way compromised if H&H Ventures were to be registered under the Advisers Act.  To the contrary, the Company’s shareholders benefit from the fact that H&H Ventures, like the Company, will be extensively regulated by the Commission.  The Company, as a BDC, is subject to the regulatory rigors of the 1940 Act and H&H Ventures, as a registered investment adviser, will be required to comply with the Advisers Act.

E.	Allowing the Company to Continue to Own Partners is Appropriate in the Public Interest

Section 6(c) of the 1940 Act provides in pertinent part that the Commission by rule, regulation or order may exempt any person or transaction or any class of persons or transactions from any provision of the 1940 Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Company believes that this request is both necessary and appropriate in the public interest and consistent with the protection of investors because its continued success as a BDC is furthered by increasing the amount and diversification of the assets under its management, while capitalizing on its niche skill set.  As previously discussed, H&H Ventures not only provides the Company with income generated by management fees that could reduce or eliminate the use of cash of the Company to pay expenses, but also strategic benefits to the Company in maintaining its leadership position in nanotechnology.  The Company further submits that Section 12(d)(3) should not prevent the Company’s shareholders from realizing the substantial benefits to be obtained through the Company’s continuing ownership of H&H Ventures.

The Company also believes that the requested relief does not pose the concerns meant to be addressed by Section 12(d)(3) and furthers the purposes of BDCs, in general.  As mentioned previously, the 1940 Act was amended in 1980 in part "to facilitate the activities of business development companies, [and] to encourage the mobilization of capital for new, small and medium-size and independent business . . . ."29  This Congressional intent will be furthered by permitting the Company to continue to invest in H&H Ventures.

The Company is merely continuing the growth and development of its portfolio company by leveraging its investment knowledge in venture capital investments focused on nanotechnology.  If the requested relief is not granted, and H&H Ventures is, as expected, required to become a registered investment adviser, the Company believes that it may not be able to maintain its RIC status.

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29 See Small Business Investment Incentive Act of 1980, Pub. L. No. 96-477, 94 Stat. 2275 (Oct. 21, 1980).

F.	Conclusion

The Company believes that H&H Ventures’ registration as an investment adviser under the Advisers Act does not present the potential for the risks and abuses Section 12(d)(3) is intended to eliminate.  Moreover, the Company believes that the standards set forth in Section 6(c) have been met.  For the foregoing reasons, the Company respectfully requests that the Commission issue an order under Section 6(c) granting an exemption from the provisions of Section 12(d)(3) for the purpose of permitting the Company to continue to hold its equity interests of H&H Ventures as described in this Application on the basis that such ownership is in the best interests of the Company and its shareholders.

VII.	CONDITIONS

The Applicants agree that the Order of the Commission granting the requested relief shall be subject to the following conditions:

1.
The Company will not to dispose of the equity securities of H&H Ventures if, as a result, the Company would own, directly or indirectly, 50 percent or less of the outstanding voting equity securities of H&H Ventures unless the Company disposes of 100 percent of its equity securities in H&H Ventures.

2.
The Board will review at least annually the investment management business of the Company and H&H Ventures in order to determine whether the benefits derived by the Company warrant the continuation of the ownership by the Company of H&H Ventures and, if appropriate, will approve (by at least a majority of the directors of the Company who are not “interested persons” of the Company as defined by the 1940 Act) at least annually, such continuation.

VIII.	AUTHORIZATION

The verifications required by Rule 0-2(d) under the 1940 Act are attached to Exhibit A.  Resolutions, duly adopted by the Board on January 10, 2012 and attached as Exhibit B, have authorized the Company’s officers to prepare, or cause to be prepared, and to execute and file with the commission this Application.

All requirements for the execution and filing of this Application and amendments thereto, in the name and on behalf of the Company and H&H Ventures, have been complied with and the individual who signed and filed this Application is duly authorized to do so and have duly executed this Application on this 11th day of January 2012.

HARRIS & HARRIS GROUP, INC.

By:  /s/ Douglas W. Jamison
Name: Douglas W. Jamison
Title:  Chief Executive Officer

H&H VENTURES MANAGEMENT, INC.

By:  /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title:  President

EXHIBIT A

Verification Required by Rule 0-2(d)

STATE OF NEW YORK	)
: ss.:
COUNTY OF NEW YORK	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order for and on behalf of Harris & Harris Group, Inc.; that he is the Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HARRIS & HARRIS GROUP, INC.

By:  /s/ Douglas W. Jamison
Name: Douglas W. Jamison
Title:  Chief Executive Officer

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order for and on behalf of H&H Ventures Management, Inc.; that he is the President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

H&H VENTURES MANAGEMENT, INC.

By:  /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title:  President

Subscribed and sworn to before me, a Notary Public, in and for the state of New York, this 11th day of January 2012.

/s/ Jacqueline M. Matthews
Notary Public

Jacqueline M. Matthews
Notary Public, State of New York
No. 01MA6004743
Qualified in New York County
Commission Expires March 30, 2014

A-1

EXHIBIT B

Resolutions of the Board of Directors

HARRIS & HARRIS GROUP, INC.
RESOLUTION ADOPTED BY THE BOARD OF DIRECTORS
APPLICATION FOR EXEMPTIVE ORDER

RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized and directed, by and on behalf of the Company, and in its name, to execute and cause to be filed with the Commission any applications, or amendments thereto, for exemptive relief or certifications, or requests for no-action or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, or any other applicable federal or state securities law, or applicable provisions of the Internal Revenue Code of 1986, as amended, as such officers, in their sole discretion, deem necessary or to effect such actions or pursue such activities or transactions of the Company as are duly authorized; and further

RESOLVED, that all prior actions taken by the officers of the Company in connection with the filing of such application with the Commission is hereby approved and ratified in all respects.

H&H VENTURES MANAGEMENT, INC.
RESOLUTION ADOPTED BY THE BOARD OF DIRECTORS
APPLICATION FOR EXEMPTIVE ORDER

RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized and directed, by and on behalf of the Company, and in its name, to execute and cause to be filed with the Commission any applications, or amendments thereto, for exemptive relief or certifications, or requests for no-action or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, or any other applicable federal or state securities law, or applicable provisions of the Internal Revenue Code of 1986, as amended, as such officers, in their sole discretion, deem necessary or to effect such actions or pursue such activities or transactions of the Company as are duly authorized; and further

RESOLVED, that all prior actions taken by the officers of the Company in connection with the filing of such application with the Commission is hereby approved and ratified in all respects.

B-1